UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

As previously disclosed by Eshallgo Inc (the “Company”), at the Extraordinary General Meeting of Shareholders held on October 10, 2026, the Company’s shareholders approved the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 1-for-5 (the “Share Consolidation”).

The Company’s Class A Ordinary Shares are expected to commence trading on a post-Share Consolidation basis at market open on the October 21, 2026 under the Company’s existing trading symbol “EHGO.”

Every five (5) outstanding Class A ordinary shares or Class B ordinary shares will be combined into and automatically became one post- Share Consolidation Class A ordinary shares or Class B ordinary shares, respectively. Any fractional shares resulting from the Share Consolidation will be rounded up to the nearest whole share at the participant level. The new CUSIP number following the August 2026 Share Consolidation will be G3121H129.

The Share Consolidation reduced the number of outstanding shares of the Company from approximately 5.5 million Class A ordinary shares of a par value of US$0.0016 each and 366,000 Class B ordinary shares of a par value of US$0.0016 each to approximately 1.1 million Class A ordinary shares of a par value of US$0.008 each and 73,200 Class B ordinary shares of a par value of US$0.008 each, respectively. The authorized share capital of the Company after the Share Consolidation will be US$200,000,000 divided into 25,000,000,000 ordinary shares of a par value of US$0.008 each comprising (i) 22,500,000,000 class A ordinary shares of a par value of US$0.008 each and (ii) 2,500,000,000 class B ordinary shares of a par value of US$0.008 each.

The Share Consolidation is intended for the Company to maintain compliance with Nasdaq Listing Rule 5810(c)(3)(A), which requires issuers listed on Nasdaq to maintain a closing bid price of greater than $1.00.

For additional information regarding the Share Consolidation and the shareholder approval thereof, please refer to the Company’s Form 6-K filed on October 13, 2026.

In connection with the Share Consolidation, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached as Exhibit 1.1 is a copy of such fourth amended and restated memorandum and articles of association.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: October 19, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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